UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On July 17, 2025, Julien Lederman resigned from his role as Chief Business Officer of Nano Dimension Ltd. (the “Company”) to pursue new endeavors. The Company thanks Mr. Lederman for his service to the Company and wishes Mr. Lederman luck in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 18, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

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